Woori Finance Holdings’ Preliminary Financial Performance Figures
for the Third Quarter of 2011

The preliminary financial performance figures for Woori Finance Holdings Co., Ltd. (“Woori Finance Holdings”) for the nine-month period ended on September 30, 2011, on a consolidated basis, are as follows.

(Units: millions of KRW, %)

				% Change		% Change
				Increase		Increase
Item		3Q 2011	2Q 2011	(Decrease)	3Q 2010	(Decrease)
Revenue*	Specified Quarter	10,861,315	8,599,746	26.30	8,868,783	22.47

	Cumulative Basis	27,859,820	16,998,505	-	28,501,526	(2.25)

Operating Income	Specified Quarter	692,475	1,213,058	(42.91)	775,325	(10.69)

	Cumulative Basis	2,708,209	2,015,734	-	1,940,807	39.54

Income before	Specified Quarter	723,669	1,193,117	(39.35)	783,697	(7.66)

Income Tax Expense	Cumulative Basis	2,765,308	2,041,639	-	1,951,875	41.67

Net Income**	Specified Quarter	519,998	792,297	(34.37)	480,189	8.29

	Cumulative Basis	1,814,910	1,294,912	-	1,234,038	47.07

*	Represents the sum of interest income, fee and commission income, dividend income, gain on financial assets/liabilities at fair value through profit and loss, share of profits of jointly controlled entities and associates and other operating income.

**	Represents profit attributable to equity holders of the parent entity.

The above figures are prepared in accordance with the Korean equivalent of International Financial Reporting Standards (“K-IFRS”).

The figures above are subject to adjustment as they are preliminary and have not been reviewed by our independent auditors.

Woori Bank’s Preliminary Financial Performance Figures
for the Third Quarter of 2011

The preliminary financial performance figures for Woori Bank, a wholly-owned subsidiary of Woori Finance Holdings, for the nine-month period ended on September 30, 2011, on a consolidated basis, are as follows.

(Units: millions of KRW, %)

				% Change		% Change
				Increase		Increase
Item		3Q 2011	2Q 2011	(Decrease)	3Q 2010	(Decrease)
Revenue*	Specified Quarter	8,304,114	6,592,272	25.97	7,170,452	15.81

	Cumulative Basis	21,465,346	13,161,232	-	22,642,707	(5.20)

Operating Income	Specified Quarter	596,338	1,081,025	(44.84)	600,173	(0.64)

	Cumulative Basis	2,294,289	1,697,951	-	1,412,141	62.47

Income before	Specified Quarter	605,429	1,067,453	(43.28)	609,541	(0.67)

Income Tax Expense	Cumulative Basis	2,295,420	1,689,991	-	1,422,537	61.36

Net Income**	Specified Quarter	494,555	765,265	(35.37)	458,820	7.79

	Cumulative Basis	1,731,768	1,237,213	-	1,182,126	46.50

*	Represents the sum of interest income, fee and commission income, dividend income, gain on financial assets/liabilities at fair value through profit and loss, share of profits of jointly controlled entities and associates and other operating income.

**	Represents profit attributable to equity holders of the parent entity.

The above figures are prepared in accordance with the K-IFRS.

The figures above are subject to adjustment as they are preliminary and have not been reviewed by our independent auditors.